Contact

www.linkedin.com/in/arjunrai (LinkedIn)
arjunrai.me (Personal)

Top Skills

Digital Marketing
Social Media
HTML

Languages

Hindi (Full Professional)
French (Limited Working)

Certifications

Summer 2021 ☀#

Honors-Awards

Sigma Nu Tau Entrepreneurship Honor Society
Phi Eta Sigma Honor Society
Golden Key Honour Society
NY State Business Plan Competition - Certificate
Internship Certificate - People, Ideas and Culture (Ad Agency)

Arjun Rai

CEO, SelfTact.com by HelloWoofy (Smart Selfies for Networking)
Join FB Group “Content Masters”. Author 7 Patents (5 Granted) #
San Francisco, California, United States

Summary

Founder at HelloWoofy.com which is a smart marketing platform for small business owners, or “underdogs”, to use patented generative AI (11,115,356) to create, schedule and post marketing content to multiple mediums or channels at once. Over 10,000 members strong, $1.1M in sales and backed by notable VC funds, Equity Crowdfunding (Reg CF) and angel investors.Achieved a $23: ~ $1000 CAC to LTV/Cart/Investment ratio and sales to capital raised ratio of $1:$1.6 .

Other products:

SelfTact.com, incubated an application designed to ease the lead gathering process at events using selfies. With a virtual “rolodex” of contacts, a user can scroll through, email, text and see where they met to close prospects in one click. SelfTact is used as a lead magnet for HelloWoofy.com. iOS and Android Apps.

EmojiData.ai, incubated an API for SaaS platforms to embed patented generative AI (11,115,356) technology. The API focuses on generating content with the perfect emojis, hashtags and text based on various forms of input. 80M calls over 4 years of usage. Part of HelloWoofy.com.

Featured on: Entrepreneur Magazine, Forbes, Inc Magazine, MarTech Today, Search Engine Land, NASDAQ, Small Business Trends and more. #

Experience

HelloWoofy.com
Founder + CEO
August 2016 - Present (7 years 6 months)
New York

HelloWoofy.com is a smart marketing platform for small business owners, or “underdogs”, to use patented generative AI (11,115,356) to create, schedule and post marketing content to multiple mediums or channels at once.
• Achieved a $23: ~$1000 CAC to LTV/Cart/Investment ratio
• Obtained sales to capital raised ratio of $1:$1.6 .
• Generated over to $1M in sales to date
• Increased total API calls to over ~80M
• Expanded customer base 21,900%
• Raised over $1.8M in pre-seed funding through a robust network of investors and self financing (backed by funds 1517 and Quake Capital and investors Tim Draper, Steve Hayden, etc).
• Found corporate partners (including Fortune 500 companies, such as Amazon and Google) resulting in over $250,000 resources.
• Revenue generating with over 16,000 B2B members and users
• Directed a team of software engineers, designers and a legal/finance professional.
• Supervised design efforts for graphics, UI and UX for mobile/desktop app.
• Successfully led a "turn around" effort with limited resources from concept to full product launch.

SelfTact.com

Founder + CEO

July 2022 - Present (1 year 7 months)

New York, United States

Part of HelloWoofy.com

Incubated an application designed to ease the lead gathering process at events using selfies. With a virtual “rolodex” of contacts, a user can scroll through, email, text and see where they met to close prospects in one click. SelfTact is used as a lead magnet for HelloWoofy.com. iOS and Android Apps.

EmojiData.ai

Founder + CEO

October 2019 - Present (4 years 4 months)

Greater New York City Area

Part of HelloWoofy.com

Incubated an API for SaaS platforms to embed patented generative AI (11,115,356) technology. The API focuses on generating content with the

perfect emojis, hashtags and text based on various forms of input. 80M calls over 4 years of usage.

#autosuggest #autocomplete #smartcompose #generativeAI

WordData.ai

Founder + CEO

October 2019 - Present (4 years 4 months)

Greater New York City Area

Part of HelloWoofy.com

Incubated an API for SaaS platforms to embed patented generative AI (11,115,356) technology. The API focuses on generating content with the perfect emojis, hashtags and text based on various forms of input. 80M calls over 4 years of usage.

#autosuggest #autocomplete #smartcompose #generativeAI

Wrkbench.io

Founder

January 2013 - December 2016 (4 years)

New York, NY

Wrkbench was a startup designed to help creatives visually collaborate on projects and manage tasks using a limitless whiteboard. The tool had the ability to place sticky notes, audio notes, PDFs, images and more directly onto pages and assign tasks to other members of a team. Think “Prezi for project management”.

• Led a diverse team from napkin idea, wireframe to production app.

• Raised $1.1M in seed funding through tech investors/VC.

• Managed a team of software engineers, designers and support staff.

• Created initiatives on branding and corporate culture within startup.

• Led graphic design, user experience and user interface efforts for mobile SaaS app.

TheBizDen

Showhost and Event Planning Director

September 2011 - September 2015 (4 years 1 month)

New York, NY

Show and Events

• Raised over $2k in ticket sales and sponsorships for NYIT School of Management.
• Managed a team of student volunteers for event planning and hosting.
• Oversaw social media presence for NYIT Business School.
• Facilitated PR and partnerships for university with local tech companies, journalists and general communications industry.

Fuelbrite.com (Social Media Agency)
Founder
October 2012 - September 2013 (1 year)
New York, NY

Social Media Agency for Startups
• Consulted 6 tech and lifestyle companies generating over $10,000 in revenue.
• Maintained blogs and created content (visual and writing based) for clientele.
• Successfully pitched journalists for PR on behalf of agency clients (interviews and content published on Yahoo!, Entrepreneur.com etc.).

People Ideas & Culture / PI&C
Intern
June 2012 - September 2012 (4 months)
New York, New York

Worked with founder and mentor, Domenico Vitale, on various assignments ranging from copy to art to strategy and beyond.

Education

Draper University
Fundamentals of Entrepreneurship, Entrepreneurship/Entrepreneurial Studies · (2020 - 2020)

New York Institute of Technology
Bachelor of Business Administration (B.B.A.), Entrepreneurial and Small Business Operations · (2011 - 2015)

Founder University by Jason Calacanis / Launch.co
Entrepreneurship, Entrepreneurship/Entrepreneurial Studies · (2020 - 2020)

West Windsor - Plainsboro High School North
· (2007 - 2011)